EXHIBIT 99.7

Press Release

Banque des Territoires takes a 50% stake in a portfolio of Solar and Wind Power Assets of Total in France

Paris, January 28, 2020 – Total, through Total Quadran - its renewable electricity production subsidiary in France, and Banque des Territoires have signed an agreement upon which Banque des Territoires takes a 50% equity stake in Total Quadran’s portfolio of solar and wind energy assets in France of a total capacity of 143 MW. This portfolio consists of 11 wind farms and 35 solar power plants, with a cumulative capacity of 96 MW and 47 MW respectively and has been valued at around 300 Million euros (100%) in this transaction.

The entry of Banque des Territoires into both portfolios alongside Total Quadran will enable Total Quadran to pursue further development of renewable energy projects in France in partnership with a locally established payer committed to regional development.

“The entry of a new partner into our projects in operation follows the refinancing performed earlier this year and is in line with our renewables development business model, aiming to achieve over 10% return on equity”, said Philippe Sauquet, President Gas, Renewables and Power at Total.

“We invest in renewable energies to support stakeholders and public policies actively engaged in energy transition and the development of more sustainable and environmentally friendly communities. This acquisition fully supports our ambition: helping to roll out new renewable energy projects in France,” said Emmanuel Legrand, Director of the Department of Energy and Ecological Transition at Banque des Territoires.

Through Banque des Territoires, Caisse des Dépôts takes environmental, social and governance factors into account in its investment decisions. This structuring transaction is yet another illustration of its commitment to these major issues.

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About Total Quadran

Total Quadran, a pioneer of renewable energies in France, develops, builds and operates renewable electricity generation resources (wind, photovoltaic, hydro and biogas). Total Quadran operates over 300 renewable energy plants in France totaling nearly 900 MW, generating 1,675 GWh of renewable electricity per year. This is the equivalent of the annual consumption of nearly 1,5 million people and annual savings of nearly 560,000 tons of CO2 emissions.

About Banque des Territoires

Created in 2018, Banque des Territoires is one of the five business lines of Caisse des Dépôts. It brings together all internal expertises designed for the French territories. As a single client gateway, it offers tailor-made advisory and financing solutions in loans and investments in order to meet the needs of local authorities, social housing organizations, local public companies and the legal professions. It is aimed at all kind of areas, from rural to metropolitan areas, with the aim of tackling social inequalities and territorial divisions. Banque des Territoires is deployed in all Caisse des Dépôts regional divisions and territorial offices in order to be better known and closer to its clients.Towards more attractive, inclusive, sustainable and connected territories.

www.banquedesterritoires.fr / @BanqueDesTerr

About Total

Total is a major energy player that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total Quadran Contact

Elodie Billerey: – +33 4 67 32 63 35 – elodie.billerey@total-quadran.com

Banque des Territoires Contact – Caisse des Dépôts Group

Isaline Ollivier: isaline.ollivier@caissedesdepots.fr – +33 1 58 50 23 07

Total Contacts

Media Relations: +33 1 47 44 46 99 | presse@total.com | @TotalPress

Investor Relations: +44 (0)207 719 7962 | ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.